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                             April 29, 2021

       Kanat Mynzhanov
       Chief Executive Officer and Director
       Oxus Acquisition Corp.
       7F
       77/2 Al-Farabi Avenue
       Almaty
       050040
       Kazakhstan

                                                        Re: Oxus Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 2,
2021
                                                            CIK No. 0001852973

       Dear Mr. Mynzhanov:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Filed April 2, 2021

       Prospectus Summary
       Potential Conflicts, page 9

   1. We note your disclosure on page 120 that pursuant to a Business Combination Marketing
                                                        Agreement, you will pay
EarlyBirdCapital and Sova Capital a cash fee for assistance in connection with your
initial business combination. Please revise your disclosure in your
                                                        Prospectus Summary to
include the fee and potential conflicts of interest relating to the arrangement.
 Kanat Mynzhanov
Oxus Acquisition Corp.
April 29, 2021
Page 2
Dilution, page 54

2. We note from page F-13 that you will pay Early BirdCapital and Sova Capital a cash fee
      of $9 million (or $10.35 million if the underwriters    over-allotment is
exercised in full)
      upon the consummation of a Business Combination. Please tell us why you have not included these deferred fees in (1) the adjusted column of summary financial data on page
      26, (2) your calculation of pro forma net tangible book value per share on page 55 and (3)
      the as adjusted column of your capitalization on page 56. We also note that you do not disclose that these deferred fees will be paid from the amounts held in the trust account upon completion of the initial business combination in the footnotes to the table of your use of proceeds. Please advise or revise your disclosures accordingly. Management, page 81

3. Please revise your disclosure to more specifically describe the business experience of
      Kenges Rakishev and Askar Mametov during the past five years. Refer to
Item 401(e) of
      Regulation S-K.
        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney- Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                           Sincerely,
FirstName LastNameKanat Mynzhanov
                                                           Division of
Corporation Finance
Comapany NameOxus Acquisition Corp.
                                                           Office of Energy &
Transportation
April 29, 2021 Page 2
cc:       Jason Simon
FirstName LastName